Exhibit 77C

Result of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on August 30, 2011, and reconvened on September 8, 2011. Common shareholders voted on the election of a Trustee and the proposal for a new Investment Sub-Advisory Agreement.

With regard to the election of the following Trustee by common shareholders of the Fund and the proposal for the new Investment Sub-Advisory Agreement:

	# of Shares	# of Shares	# of Shares
	In Favor	Against	Withheld
Randall C. Barnes	2,628,119	-	138,759
New Investment Sub Advisory Agreement	2,068,085	112,475	46,654

The other Trustees of the Fund whose terms did not expire in 2011 are Roman Friedrich III, Ronald A. Nyberg, Ronald E. Toupin, Jr. and Robert B. Karn III.